Exhibit 77(m)

Sub-Item 77M

(a)    The JPMorgan SmartRetirement Income Fund became the survivor in a reorganization with the JPMorgan SmartRetirement 2015 Fund.

(b)    The reorganization and the Agreement and Plan of Reorganization was approved by the Funds’ Board of Trustees of JPMorgan Trust I at its February 2017 meeting. The merger did not require shareholder approval. The reorganization was effective after the close of business on June 23,2017.

Sub-Item 77M

(a)    The JPMorgan SmartRetirement Blend Income Fund became the survivor in a reorganization with the JPMorgan SmartRetirement Blend 2015 Fund.

(b)    The reorganization and the Agreement and Plan of Reorganization was approved by the Funds’ Board of Trustees of JPMorgan Trust I at its February 2017 meeting. The merger did not require shareholder approval. The reorganization was effective after the close of business June 23, 2017.